                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                      No    X
                -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 29, 2003         By /s/ Lora Ho
                                   -------------------------------
                                   Lora Ho
                                   Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                         For the month of November 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of November 2003.

1)The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

--------------------------------------------------------------------------------------------------------------------------------
        Title                              Name                          Number of            Number of                Changes
                                                                      shares held as       shares held as
                                                                        October 31,          November 30,
                                                                           2003                  2003
--------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor     Koninklijke Philips Electronics N.V.1      2,758,806,301          2,258,806,301           -500,000,000
--------------------------------------------------------------------------------------------------------------------------------
Director & President      Rick Tsai                                     21,537,456             21,347,456               -190,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            C. C. Wei                                      3,747,721              3,682,721                -65,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            Mark Liu                                       8,358,995              8,213,995               -145,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            Genda Hu                                       1,396,508              1,378,508                -18,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            J. B. Chen                                     5,528,881              5,483,881                -45,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            Ping Yang                                      5,031,812              4,830,812               -201,000
--------------------------------------------------------------------------------------------------------------------------------
Vice President            Richard Thurston                                 864,309                854,309                -10,000
--------------------------------------------------------------------------------------------------------------------------------

1. The Koninklijke Philips Electronics N.V. appoints 2 directors and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:None.

3) The acquisition of assets:

-------------------------------------------------------------------------------
         Description of assets                                Purchase price
-------------------------------------------------------------------------------
Manufacturing Equipment                                      NT$14,413,253,912
-------------------------------------------------------------------------------

4) The disposition of assets:None.